Unilever PLC	Unilever N.V.
Unilever House	PO Box 760
100 Victoria Embankment	3000 DK Rotterdam
London EC4Y 0DY	The Netherlands
Weena 455
T: +44 (0)20 7822 5252	3013 AL Rotterdam
F: +44 (0)20 7822 5951/5898
www.unilever.com	T: +31 (0)10 217 4000
F: +31 (0)10 217 4798
www.unilever.com

Jenn Do
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

20 June 2019

Dear Ms. Do,

Re:                          Unilever PLC (File No. 1-4546) and Unilever N.V. (File No. 1-4547)

I refer to your letters dated 7 June 2019, which set out comments of the Staff of the Division of Corporation Finance (the “Staff”) to the Unilever PLC and Unilever NV Forms 20-F filed on 11 March 2019. The text of the Staff’s comments are set out below, followed by our response.

Note 2. Segments

1.                                      We note that beginning 2018, the Group has combined its Foods and Refreshment operating segments to align with the new structure under which the business is managed. Please tell us the specific details of this new structure and explain how you determined your new reportable segments. Describe in detail any relevant changes in the financial operating data of your Foods and Refreshment businesses that is now reviewed by your chief operating decision maker, which is Unilever Leadership Executive (ULE) relative to the corresponding data the ULE received in 2017. Correlate the change in reportable segments with the applicable guidance in IFRS 8. Quantify the measures used to assess the economic similarity of operating segments, if applicable. In this regard, we note the materially different underlying operating margins of Foods vs. Refreshment reported in your Form 20-F for the year ended December 31, 2017.

Response to Comment 1:

During the first quarter of 2017 the Unilever Board conducted a detailed Strategic Review of the Group. On 6 April 2017, following this review, the Board announced that the Group would establish an integrated Foods & Refreshment unit replacing the previous two standalone Categories of Foods and Refreshment. It was also announced that each of Unilever’s 3 new Divisions will be headed by its own President with greater responsibility to make investment decisions based on its strategic objectives, and will make recommendations for capital allocation, both in the supply chain and in developing the portfolio through M&A.

Following the announcement, these changes became effective from 1 January 2018. Moving to the new structure involved one ULE member becoming responsible for the joint Foods & Refreshment business (see page 5 of our 2018 Form 20-F); relocation of staff to Weena, Rotterdam; merging roles throughout the organisation from two into one; setting bonus targets on the combined operations; and restructuring operations to remove any duplication. Since January 2018 we have fully operated and reported Foods & Refreshment as a combined Division and ceased operating and reporting Foods and Refreshment separately. This was made clear in our 2017 Form 20-F (pages 12 and 94) and 2018 Form 20-F (pages 11 and 83).

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

Following implementation of these changes we reviewed our reportable segments in accordance with IFRS 8. This review included reconfirmation that the 3 Divisions represented our segments based on the criteria in IFRS 8 paragraphs 5 to 10. Particular focus was given to paragraph 5(b) as to the level of aggregation to be provided in our reporting:

IFRS 8.5(b) states “… operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance …”

At Unilever, the chief operating decision maker is ULE. ULE members are given access to standard reports at varying levels of granularity but there are 4 standard monthly reports prepared specifically for them, which form the ‘results regularly reviewed’. These are:

•                  Results summary — financial results showing group performance for the relevant month, quarter-to-date and year-to-date compared to the prior year;

•                  Forecast summary — forecast financial performance for the coming month, quarter, half-year and full year compared to the prior year;

•                  Free Cash Flow performance — cash flow delivery and forecasted delivery for the rest of the year; and

•                  Total Unilever flash report — sales information.

Within these 4 monthly standard reports there were previously 12 elements where Foods was separately reported from Refreshment. For the 2018 reporting this detail was amended so that our ULE standard monthly reports had no reporting of Foods separately from Refreshment.

Following the reorganisation and review of our internal reporting we concluded, in accordance with IFRS 8 paragraphs 29 and 5-10, that the 3 Divisions were Unilever’s operating segments and that our reporting should be amended to show Foods & Refreshment as a single segment.

As noted above, Unilever’s 3 Divisions are operating segments. As each segment represents more than 10 per cent of the thresholds set out in IFRS 8.13, we report on each operating segment individually. We do not aggregate any operating segments into reportable segments. Accordingly the ‘similar economic characteristics’ criteria in IFRS 8.14 are not applicable. Whilst profit margins of our products differ within and across our product categories, this is not used in determining our segmental reporting.

2.                                      Please tell us what consideration was given to providing revenues for products and services, or each group of similar products and services, in accordance with IFRS 8.32. In this regard, we note that under the Beauty & Personal Care segment you refer to hair care, skin cleansing and deodorants, in Foods & Refreshment you refer to foods, ice cream and beverages categories and a foodservice business and in Home Care you refer to four consumer-centric categories.

Response to Comment 2:

IFRS 8.32 states “An entity shall report the revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact shall be disclosed. The amounts of revenues reported shall be based on the financial information used to produce the entity’s financial statements.”

Unilever has a range of around 400 household brands, sold in a wide range of sizes and formats. We also operate globally, with our brands available in over 190 countries and over 2.5 billion people using our products every day. Unlike the examples set out in IFRS 8.31, at Unilever we have full alignment between the products we sell and the organisation of our business activities hence our segment reporting is reflective of our product sales.

Due to our global reach and extensive product range, we do not believe detailing revenue by product would be informative. Whilst we do from time to time mention groupings of products within the various Divisions to explain Group performance, there are many different such groupings and hence we do not believe that such detailed revenue only information would be helpful. The disclosure is therefore immaterial in accordance with IAS 1.31. Instead, Unilever supplements the product information by Division with additional information by geographic region, which includes underlying operating profit (see page 84 of our 2018 Form 20-F). Although not required by IFRS, we believe this information provides useful information to readers of our accounts.

We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact Matthew Cannon at +44 207 822 5059 or matthew.cannon@unilever.com.

Yours sincerely,

/s/ Graeme Pitkethly
Graeme Pitkethly
Chief Financial Officer
Unilever PLC & Unilever N.V.

cc:                                David Schwartz, Vice President and General Counsel, North America, Unilever United States, Inc.

Mike Bienenfeld, Linklaters LLP